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BakerBotts.com		WASHINGTON

March 27, 2014

VIA EDGAR	Robert W. Murray Jr. 212-408-2540 FAX 212-259-2540 robert.murray@bakerbotts.com

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Eric Envall,
Staff Attorney

Re:	Navient Corporation: Amendment No. 3 to Form 10 (Commission File Number 001-36228)

Ladies and Gentlemen:

On behalf of Navient Corporation (f/k/a New Corporation), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 2 to the Registration Statement as filed on February 28, 2014. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

We understand the Staff has no comments with respect to Amendment No. 2.

In Amendment No 3, the Registrant has revised the Registration Statement to, among other things, reflect the new name of the Registrant (Navient Corporation), add disclosure (including a risk factor) regarding a new charter to be adopted for the Registrant, update and add disclosure concerning certain regulatory and legal matters, provide the names of the appointees to the Registrant’s various board committees, add updated compensation and benefits disclosure and finalize the disclosure for the inter-company agreements to be entered into between the Registrant and SLM BankCo.

This will confirm that with this filing of Amendment No 3, the Registrant has now filed all exhibits that it is required to file pursuant to Item 601 of Regulation S-K, including all material contracts within the meaning of paragraph (b)(10) of Item 601.

We anticipate that this will be the last filing regarding the Registration Statement until the Registrant files a final amendment, reflecting the record and distribution dates, in connection with an acceleration request of which we will provide prior notice to the Staff.

Should you have any questions regarding this filing, please do not hesitate to call the undersigned at (212) 408 2540 or Mr. Ted Morris, Senior Vice President and Controller of Sallie Mae, at (703) 984-6829.

Very truly yours,

/s/ Robert W. Murray Jr.
Robert W. Murray Jr.

cc:	Laurent Lutz
Ted Morris
(Sallie Mae)

Stephanie Ciboroski
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

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